October 1, 2009

Mail Stop 3561

Jeffrey Beunier
President, Chief Executive Officer, and Chairman of the Board of Directors
Universal Holdings, Inc.
1353 Old Temescal Road, Suite 108
Corona, CA 92881

RE: Universal Holdings, Inc.
         File No. 333-152571
         Form 8-K: Filed September 23, 2009

Dear Mr. Beunier:

        We have completed our review of your Form 8-K and have no further comments
at this time.

                                        Sincerely,

                                        Patrick Kuhn
                                        Staff Accountant